EUA ENERGY INVESTMENT CORPORATION
                 INVESTMENT IN SEPARATION TECHNOLOGIES, INC.
                             SECOND QUARTER 1997

(1) In the first quarter STI completed Phase II at the Brayton Point Power Project. Brayton Point Station is owned by New England Power and is located in Somerset, MA. One STI separator has been running at Brayton Point in a temporary location at the plant since June of 1995. Phase II effectively doubles the Brayton Point separating capacity.

    During the second quarter STI relocated the Phase II separator to its permanent location. Phase I is expected to be moved to its permanent location in the third quarter of 1997.

    Revenues from Brayton Point operations increased by approximately 50% in the first half of 1997. However, costs incurred exceeded revenues as a result of costs incurred in preparation of increased operations and equipment installation costs.

    STI announced in April 1997 a joint venture formed with Roanoke Cement Company to install equipment to separate unburned carbon from fly-ash at Carolina Power & Light's Roxboro, N.C. generating station. The joint venture will market the processed ash to concrete producers in the Virginia's and the Carolina's. The equipment has been delivered and installed and commercial operation is anticipated in September 1997.

    In June 1997, STI submitted a bid to Jacksonville Electric Authority (JEA) for the benefication of the ash from its Saint John's River Power Park. JEA is expected to make its selection decision in the next 60 days.

    STI also executed a licensing agreement in Europe with a large mineral company in Germany for which a testing program is successfully being completed.

(2) Separation Technologies' Financial Statements through June 30,
    1997.

                          SEPARATION TECHNOLOGIES, INC.
                             CONDENSED BALANCE SHEET
                                  June 30, 1997
                                   (Unaudited)
                             (In Thousands of Dollars)

                                 ASSETS
Fixed Assets:
    Property and equipment, net                     $3,904
    Less: Accumulated depreciation                   1,482
          Total fixed Assets                         2,422
Current Assets:
    Cash and cash equivalents                          625
    Accounts Receivable, net                           737
    Inventories                                          7
    Prepaid Expenses and Other                          17
          Total Current Assets                       1,386
Other Assets:
    Deposits                                            41
    Acquired Intangibles                               725
    Patents and acquired Technology                    168
          Total Other Assets                           934
TOTAL ASSETS                                        $4,742

                              LIABILITIES
Stockholders' Equity
    Series A Convertible Preferred                     $16
    Common Stock                                        37
    Deferred Compensation                            (150)
    Additional Paid-in-Capital                      13,903
    Deficit accumulated during development        (12,001)
          Total Stockholders' Equity                 1,805
Long Term Liabilities:
    Notes Payable to EUA Energy                      2,000
          Total Long Term Liabilities                2,000
          Total Capitalization                       3,805
Current Liabilities:
    Accounts Payable                                   629
    Notes and Leases Payable                            62
    Accrued Expenses                                   246
    Other                                              937
          Total Current Liabilities                    937
TOTAL LIABILITIES AND EQUITY                        $4,742


                           SEPARATION TECHNOLOGIES, INC.
                            CONDENSED INCOME STATEMENT
                      For the Period Ended June 30, 1997
                                   (Unaudited)
                             (In Thousands of Dollars)

                                   QUARTER ENDED      YTD

Revenues                                    $590    $1,145
Cost of Revenues                             338       681
          Gross Profit                       252       464

Operating Expenses:
    Engineering, Research and Development    278       529
    Sales and Marketing Expenses              48        92
    General and Administrative Expenses      407       835
          Total Operating Expenses           733     1,456
Operating Income (Loss)                     (481)     (992)
Interest Charges                              50        78
Other Income/(Expense)                       125       125
Pre-tax Net Income (Loss)                  ($406)    ($945)


                            SEPARATION TECHNOLOGIES, INC.
                               STATEMENT OF CASH FLOWS
                For the Year to Date Period Ended June 30, 1997
                                     (Unaudited)
                             (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Income (Loss)                        ($945)
    Depreciation & Amortization                        448
    Change in Current Assets and Liabilities:
        Accounts Receivable                           (315)
        Accounts Payable                                48
        Other Current Assets and Liabilities            48
    Net Operating Activities                          (716)

Investing Activities:
    Capital Expenditures                              (929)
          Net Investing Activities                    (929)

Financing Activities:
    Increase in Notes and Leases                      1034
          Net Financing Activities                    1034

Net increase in cash and cash equivalents             (611)
Cash and cash equivalents at December 31, 1996       1,236
Cash and cash equivalents at June 30, 1997             625